05059739

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to _______

Commission File Number 000-12828

VOLVO INVESTMENT PLAN
Volvo Construction Equipment North America, Inc.
One Volvo Drive
Asheville, North Carolina 28803-3477

(Full title and address of plan)

AKTIEBOLAGET VOLVO (publ)
S-405 08 Göteborg
Sweden

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

Exhibits

Exhibit Number	Description of Documents
1	Independent Accountants' Consent

Volvo Investment Plan

Financial Statements and Supplemental Schedule
December 31, 2004 and 2003

Volvo Investment Plan
Index

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344-7500
Facsimile (704) 344-4100

Report of Independent Registered Public Accounting Firm

To the Participants and Employee Benefits Committee of the
Volvo Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Volvo Investment Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) at December 31, 2004 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Charlotte, North Carolina
June 8, 2005

Volvo Investment Plan
Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004		2003	
Investments, at fair value				
Registered investment companies				
Vanguard 500 Index Fund	$ 10,328,045	*	$ 9,448,673	*
Vanguard Growth Index Fund	1,486,559		1,240,627	
Vanguard International Growth Fund	1,694,011		1,301,151	
Vanguard LifeStrategy Conservative Growth Fund	1,124,837		794,374	
Vanguard LifeStrategy Growth Fund	2,183,678		1,725,075	
Vanguard LifeStrategy Income Fund	462,037		485,001	
Vanguard LifeStrategy Moderate Growth Fund	1,371,761		967,733	
Vanguard Mid-Cap Index Fund	1,641,819		1,338,737	
Vanguard Prime Money Market Fund	494,888		694,659	
Vanguard Small-Cap Index Fund	1,215,012		895,702	
Vanguard Total Bond Market Index Fund	1,218,451		1,271,558	
Vanguard Wellington Fund	5,149,985	*	5,469,196	*
Vanguard Windsor II Fund	4,287,628	*	3,321,233	*
	32,658,711		28,953,719	
Vanguard Retirement Savings Trust	12,180,809	*	11,518,800	*
Volvo ADR Stock Fund **	7,225,629	*	5,402,099	*
Participant loans	1,190,965		1,213,680	
Total investments	53,256,114		47,088,298	
Net assets available for benefits	$ 53,256,114		$ 47,088,298	

*Represents 5% or more of net assets available for benefits.
**Nonparticipant-directed investment.

The accompanying notes are an integral part of these financial statements.

Volvo Investment Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Additions		
Investment income		
Interest and dividend income, investments	$ 1,719,889	$ 1,149,034
Interest income, participant loans	62,160	64,810
Net appreciation in fair value of investments	4,288,242	7,465,880
	6,070,291	8,679,724
Contributions		
Employer	1,305,185	1,207,704
Participant	3,742,593	2,974,094
	5,047,778	4,181,798
Asset transfers in	293,553	57,010
Total additions	11,411,622	12,918,532
Deductions		
Payment of benefits	5,240,435	2,991,446
Asset transfers out	-	19,383
Loan fees	3,370	3,623
Total deductions	5,243,805	3,014,452
Net increase in net assets available for benefits	6,167,817	9,904,080
Net assets available for benefits		
Beginning of year	47,088,297	37,184,218
End of year	$ 53,256,114	$ 47,088,298

The accompanying notes are an integral part of these financial statements.

1. Description of Plan

The following description of the Volvo Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of Volvo Construction Equipment North America, Inc. (the "Company"), a wholly owned subsidiary of AB Volvo (the "Parent"), and certain designated affiliates. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

The Plan provides for participant contributions on a pre and after tax compensation deferral basis. Effective June 1, 2002, participants may elect to defer up to 50% of eligible annual compensation during the Plan year. The Company matching contribution is equal to 75% of participants' elective deferrals up to 6% of eligible compensation for the period during which elective deferrals are made by the participants. Such matching contributions are one-third invested in the Volvo ADR Stock Fund and two-thirds invested in accordance with the participant's current investment directions pertaining to elective deferrals.

If applicable, the Company match for any collective bargaining unit is subject to its respective collective bargaining agreement. Participants who attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions, subject to the following limits: $3,000 for 2004; $4,000 for 2005; $5,000 for 2006 and thereafter. Catch-up contributions shall not be eligible for employer matching contributions.

Participants can allocate their contributions to the Plan's investment options in 10% increments. The minimum holding period for Company matching and discretionary contributions to the Volvo ADR Stock Fund are equal to the earlier of: (1) any time during any calendar year subsequent to the calendar year in which the contributions were credited to the participant's account, (2) the participant terminates from the Plan, or (3) the participant retires. Prior to the amendment, the Plan required a minimum holding period of three years with respect to both Company matching contributions and Company non-elective contributions made to the Volvo ADR Stock Fund before a participant could exchange such contributions into other investment options of the Plan.

Participant Accounts

A separate account is maintained for each investment option of a participant by type of contribution. Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and, (b) Plan earnings, and charged with administrative expenses, if any. Plan earnings are allocated and credited to the account daily based on the adjusted balance of each participant's account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

A participant may revise his/her allocation election and/or elect to transfer a portion of his/her account from one investment option to another investment option according to the provisions of the Plan document. All changes become effective the next day after the request is made by the participant.

Vesting

All amounts contributed by the participants are 100% vested in each participant's account at all times.

For participants hired prior to January 1, 2000, all amounts contributed by the Company are 100% vested at all times. For participants hired on or after January 1, 2000, Company contributions made to participant accounts shall vest according to the following schedule:

Years of Service	Vested Percentage
1	20
2	40
3	60
4	80
5 or more	100

The Plan recognizes years of service with any predecessor employer within the Volvo controlled group of affiliated companies for vested service.

Participant Loans

Effective June 1, 2002, participants may borrow from their accounts a minimum of $1,000 (or their vested account balance if less) up to a maximum equal to the lesser of (1) $50,000 minus the highest outstanding loan balance at any one time during the one-year period ending immediately before the date of the new loan, or (2) 50% of their vested account balance as of the date the loan is made. Prior to this amendment, participants could borrow from their accounts a minimum of $500. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Interest rates at December 31, 2004 range from 5% to 10%. Principal and interest is paid ratably through monthly payroll deductions.

Payment of Benefits

Withdrawals are prohibited except for the following reasons:

(a) Participant reaches age 59-1/2 or age 55 to 59-1/2 if retiring;
(b) Termination;
(c) Death;
(d) Disability; and
(e) Financial hardship.

Participants may elect to receive all of their account balance upon the occurrence of any of the reasons listed in (a) through (e) above or defer withdrawals until age 70-1/2. Effective June 1, 2002, this provision was amended to restrict a withdrawal for financial hardship to the portion of the participant's account designated as participant contributions. In any event, benefit payments must begin upon the participant reaching age 70-1/2. Participants with an account balance of less then $5,000 may not elect the deferral option and will automatically receive a lump-sum distribution.

Former participants of the Clark Savings Investment Plan ("CSIP") may withdraw their transferred CSIP after-tax participant contributions (contributions made before October 1, 1984) for any reason and at any time. Any such withdrawals must be in an amount not less than the lesser of $100 or the remaining amount available. Withdrawals are limited to one every six months.

A participant can apply for a hardship withdrawal from the before-tax saving portion of their account within the limits specified by the Internal Revenue Service ("IRS"). A participant must satisfy the Company as to the hardship in order to obtain the withdrawal. This withdrawal, however, is not allowed until the minimum amount available to the participant from the Plan under the normal withdrawal options is utilized. Also, an active participant making a hardship withdrawal before the age of 59-1/2 may be required to pay an additional 10% penalty to the IRS on the taxable portion of the withdrawal. A participant separated from service (layoff, termination, etc.) can withdraw their account at any time.

Forfeited Accounts
Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions. At December 31, 2004 and 2003, forfeited nonvested accounts totaled $43,021 and $6,861, respectively.

Plan Termination
The Company intends to continue the Plan indefinitely but reserves the right to terminate the Plan, amend the Plan, or discontinue its contributions at any time subject to the provisions of ERISA. In the event the Plan terminates, the accounts of the participants will be distributed at that time in the manner determined by the Company and in accordance with the terms of the Plan.

2. Summary of Accounting Policies

The following accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan's financial statements.

Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. The Volvo ADR Stock Fund is valued at its year-end unit closing price (comprised of common stock at its year-end market price plus an uninvested cash position). Participant loans are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes realized and unrealized gains and losses.

Payment of Benefits
Benefits are recorded when paid.

Contributions
Employee and Company matching contributions are recorded in the period in which the Company makes the payroll deductions from the participant earnings.

Expenses
The Plan's administrative expenses are paid by the Company. Loan fees are paid from the participant accounts.

Risks and Uncertainties
The Plan provides for various investment options in investment securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

3. Nonparticipant-Directed Investments

Information about the significant components of changes in net assets relating to the nonparticipant-directed investment (Volvo ADR Stock Fund) is as follows:

	2004	2003
Change in net assets		
Dividend income	$ 445,013	$ 137,958
Net appreciation in fair value of investments	1,612,929	2,452,184
Contributions	624,053	481,013
Payment of benefits	(474,015)	(197,272)
Interfund transfers	(390,562)	(287,031)
Asset transfers in	6,112	16,160
	$ 1,823,530	$ 2,603,012

4. Investment

During 2004 and 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2004	2003
Registered investment companies	$ 2,675,313	$ 5,013,696
Common stock	1,612,929	2,452,184
	$ 4,288,242	$ 7,465,880

5. Related Party Transactions

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for Plan assets. The Plan also invests in the common stock of the Parent through the Volvo ADR Stock Fund. At December 31, 2004 and 2003, the Plan held 182,511 shares and 176,193 shares of Volvo ADR Stock, respectively. Transactions in such investments qualify as party in interest transactions, which are exempt from the prohibited transaction rules.

6. Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated May 29, 2002, that the Plan is qualified under Internal Revenue Code ("IRC") Section 401(a). Although the Plan has subsequently been amended since receiving the determination letter the Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Supplemental Schedule

Volvo Investment Plan
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2004l

Identity of Issues, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
* Vanguard 500 Index Fund	Registered Investment Company	$ 8,678,463	$10,328,045
* Vanguard Growth Index Fund	Registered Investment Company	1,460,645	1,486,559
* Vanguard International Growth Fund	Registered Investment Company	1,496,281	1,694,011
* Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	1,055,496	1,124,837
* Vanguard LifeStrategy Growth Fund	Registered Investment Company	1,885,917	2,183,678
* Vanguard LifeStrategy Income Fund	Registered Investment Company	445,081	462,037
* Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	1,251,524	1,371,761
* Vanguard Mid-Cap Index Fund	Registered Investment Company	1,311,529	1,641,819
* Vanguard Prime Money Market Fund	Registered Investment Company	494,888	494,888
* Vanguard Small-Cap Index Fund	Registered Investment Company	994,766	1,215,012
* Vanguard Total Bond Market Index Fund	Registered Investment Company	1,212,709	1,218,451
* Vanguard Wellington Fund	Registered Investment Company	4,596,560	5,149,985
* Vanguard Windsor II Fund	Registered Investment Company	3,660,762	4,287,628
* Vanguard Retirement Savings Trust	Common/Collective Trust	12,180,809	12,180,809
* Volvo Investment Plan	Participant loans (5.75% - 10.00%)	1,190,965	1,190,965
* AB Volvo	Common stock (ADR)	4,239,124	7,225,629
		$46,155,519	$53,256,114

*Party in interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

VOLVO INVESTMENT PLAN

By: VOLVO CONSTRUCTION EQUIPMENT NORTH AMERICA, INC.
As Plan Administrator

By: ______________________

Name: Charles H. Wood, Jr., CPA
Title: Vice President of Human Resource Management and Administration

Date: June 30, 2005

EXHIBIT INDEX

Exhibit No.	Description of Documents
1	Independent Accountants' Consent

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
214 North Tryon Street
Suite 3600
Charlotte, NC 28202
Telephone (704) 344-7500
Facsimile (704) 344-4100

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-9396 and No. 333-1922) of AB Volvo of our report dated June 8, 2005 relating to the financial statements of the Volvo Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Charlotte, North Carolina
June 29, 2005